UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-14097

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the addresses of its principal executive offices:

Sauer-Danfoss Inc.

250 Parkway Drive, Suite 270                         Krokamp 35

Lincolnshire, Illinois  60069                            Neumünster, Germany

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.                                       Financial Statements:

Report of Independent Registered Public Accounting Firm, LWBJ, LLP

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007

2.                                       Exhibit:

23                                    Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 25, 2008	SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

	By:	Sauer-Danfoss (US) Company
Plan Administrator

	By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2007

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee

Sauer-Danfoss LaSalle Factory Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ LWBJ, LLP

June 19, 2008

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$2,583,344	$5,260,347
Employer contributions receivable	—	37
Employee contributions receivable	—	1,725
Total assets and net assets available for benefits, at fair value	2,583,344	5,262,109
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,309	52,000
Total assets and net assets available for benefits	$2,590,653	$5,314,109

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2007 and 2006

	2007	2006
Additions
Contributions:
Employees	$12,676	$406,044
Employers	161	51,424
Investment income	187,926	311,524
Net realized and unrealized gains on plan investments	1,507	287,214
Other income	50,570	8,400
Total additions	252,840	1,064,606

Deductions
Benefits paid	2,966,159	1,829,340
Fees	9,336	16,642
Premiums for life insurance	801	5,552
Total deductions	2,976,296	1,851,534
Net decrease in net assets available for benefits	(2,723,456)	(786,928)

Net assets available for benefits:
Beginning of year	5,314,109	6,101,037
End of year	$2,590,653	$5,314,109

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

1.              Description of the Plan

The following description of the Sauer-Danfoss LaSalle Factory Employee Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covered any person regularly employed by Sauer-Danfoss (US) Company (the “Company”) in an hourly-paid factory position at its LaSalle, Illinois manufacturing facility (“LaSalle”).  Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year were excluded from coverage, until the time that such person completed 1,000 hours of service in a consecutive twelve-month period.

The Company closed its LaSalle facility on February 23, 2007.  As a result, there are no active employee participants in the Plan at December 31, 2007.  The Plan continues to operate for those participants who have previously received contributions under the Plan and who have not yet exercised their distribution options upon termination of employment.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

Merrill Lynch Bank & Trust Co., FSB (“Trustee”) has been designated as Trustee of the Plan (AMVESCAP National Trust Company in 2006).

Contributions

Prior to the LaSalle closure, the Plan was funded by employee and employer contributions.  Participating employees could contribute a percentage of their eligible compensation ranging from 1% to 100%.  Annual contributions, including life insurance purchased, could not exceed $15,500 and $15,000 in 2007 and 2006, respectively, as indexed by the Internal Revenue Service (the “IRS”).  The Plan also placed certain restrictions on contributions from those employees defined as highly compensated.

Certain participating employees were entitled to receive employer contributions into the Plan on their behalf.  Employees that continued to accrue a benefit after September 1, 2001 under the multiplier formula in the Factory Pension Plan of Sauer-Danfoss (LaSalle) and International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and its Local Union No. 285, a separate defined benefit pension plan maintained by the Company, were ineligible to receive employer contributions into the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.              Description of the Plan (continued)

Contributions (continued)

For employees who received such contributions, the employer contributions consisted of two components:

1)                                      A base contribution equal to 2% of the employee’s eligible compensation; and

2)                                      A matching contribution equal to 50% of the employee’s contribution, subject to a maximum matching contribution of 2% of eligible compensation.

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  INVESCO Structured Small Cap Value Equity Trust

•                  INVESCO 500 Index Trust

•                  INVESCO International Equity Trust

•                  Fidelity Equity Income Fund

•                  PIMCO Total Return Admin Fund

•                  Lord Abbett Mid Cap Value A Fund

•                  American Funds American Balanced - R4 Fund

•                  American Funds Growth Fund of America - R4 Fund

•                  Managers Special Equity Fund

•                  Fidelity Advisor Mid Cap - T Fund

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

While still employed, participants could also invest in a life insurance fund which, in turn, could be directed by the participant to purchase life insurance on the participant, on the participant’s spouse and/or on the life of the participant’s children.  Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements.  Balances included in the life insurance fund represent unremitted employee withholdings from participants.  They do not represent assets available for benefits, but rather premiums which were subsequently remitted to the life insurance provider.

Participant accounts are credited for contributions and allocations of Plan earnings or losses.  Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.              Description of the Plan (continued)

Participant Accounts (continued)

While still employed, participants could also elect to borrow up to amounts defined in the Plan.  Participant loans amounting to $106,965 at December 31, 2006 are included in investments.  Interest rates on the loans ranged from 5.50% to 9.75%.  There were no participant loans outstanding at December 31, 2007.

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.  As a result of the LaSalle plant closure, all non-vested participants became immediately vested in their employer contributions and earnings thereon.

Payment of Benefits

While still employed, a participant could, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time.  While still employed, a participant could also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary.  On termination of service by reason of death, the participant’s beneficiary(ies) could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash.  A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

Plan Expenses

Administrative expenses of the Plan are generally paid by the Company.  However, mutual fund investment fees, collective trust investment fees and commissions with respect to activity in the Sauer-Danfoss Inc. Stock Fund, are paid for by the Plan.  A portion of the mutual fund and collective trust investment fees are used to cover recordkeeping service fees which would otherwise be chargeable to the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.                                      Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets.  The Plan’s assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles.  Actual results could differ from these estimates.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive contracts.

Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available.  Investments not having an established market are valued at fair value, as determined by the Trustee.  The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal value plus accrued interest.  As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model at current market rates.

Investments in participant loans are valued at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from securities transactions are reported on the average-cost method.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.                                      Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Federal Income Taxes

The IRS has determined and informed the Company, by a letter dated May 21, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS No.157 for the year ended December 31, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3.     The Trust

The fair value of investments of the Trust at December 31, 2007 and 2006 were as follows:

	2007	2006

INVESCO Stable Value Trust (1)(3)	$1,041,409	$2,383,162
INVESCO Structured Small Cap Value Equity Trust (1)	41,564	99,201
INVESCO 500 Index Trust (1)(3)	140,268	256,151
INVESCO International Equity Trust (1)	71,811	117,483
Fidelity Equity Income Fund (3)	469,405	836,072
PIMCO Total Return Admin Fund	20,174	42,255
Lord Abbett Mid Cap Value A Fund	48,984	80,841
American Funds American Balanced -R4 Fund (3)	234,172	429,849
American Funds Growth Fund of America - R4 Fund (3)	337,346	566,548
Managers Special Equity Fund	67,412	113,442
Fidelity Advisor Mid Cap - T Fund	102,582	185,921
Life Insurance Fund Assets	155	269
Sauer-Danfoss Inc. Stock Fund (2)	8,062	42,188
Participant Loans	—	106,965
	$2,583,344	$5,260,347

(1) Party-in-interest of the Plan in 2006.

(2) Party-in-interest of the Plan in 2007 and 2006.

(3) Investments representing more than 5% of net assets available for benefits.

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2007 and 2006 were as follows:

Dividends	187,063	300,270
Net realized and unrealized appreciation (depreciation):
INVESCO Stable Value Trust (1)	18	118
INVESCO Structured Small Cap Value Equity Trust (1)	(3,659)	8,968
INVESCO 500 Index Trust (1)	15,152	56,207
INVESCO International Equity Trust (1)	8,492	29,749
Fidelity Equity Income Fund	(23,321)	95,405
PIMCO Total Return Admin Fund	607	(360)
Lord Abbett Mid Cap Value A Fund	(7,861)	477
American Funds American Balanced - R4 Fund	7,701	30,845
American Funds Growth Fund of America - R4 Fund	21,585	38,394
Managers Special Equity Fund	(13,368)	(3,385)
Fidelity Advisor Mid Cap - T Fund	(231)	5,303
Sauer-Danfoss Inc. Stock Fund (2)	(3,608)	25,493
	$189,433	$598,738

(1) Party-in-interest of the Plan in 2006.

(2) Party-in-interest of the Plan in 2007 and 2006.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4.              Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

5.              Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Stock Fund.  The Trustee of the Plan in 2006 was a party-in-interest because Plan participants were able to invest in certain funds offered by affiliates of the Trustee.  These transactions are exempt and are not prohibited by ERISA.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

EIN: 42-1345015

PN: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par, or Maturity Value	Cost	Value

	INVESCO	Stable Value Trust	$1,048,718	$1,048,718
	INVESCO	Structured Small Cap Value Equity Trust	33,215	41,564
	INVESCO	500 Index Trust	103,802	140,268
	INVESCO	International Equity Trust	36,746	71,811
	Fidelity Investments	Equity Income Fund	429,683	469,405
	PIMCO	Total Return Admin Fund	20,158	20,174
	Lord Abbett Family of Funds	Mid Cap Value A Fund	54,407	48,984
	American Funds	American Balanced - R4 Fund	216,778	234,172
	American Funds	Growth Fund of America - R4 Fund	262,053	337,346
	Managers Special Equity Fund	Managers Special Equity Fund	81,411	67,412
	Fidelity Investments	Fidelity Advisor Mid Cap - T Fund	99,787	102,582
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	6,328	8,062
	Life Insurance	Life Insurance Fund Assets	155	155
			$2,393,241	$2,590,653

*       Party-in-interest

See accompanying notes.